                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1.   Press release re MTS Received Another Purchase Order to Deliver Convergent
     Billing Solution to a GSM Carrier in Africa

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: October 24, 2007

       MTS RECEIVED ANOTHER PURCHASE ORDER TO DELIVER CONVERGENT BILLING
                      SOLUTION TO A GSM CARRIER IN AFRICA

       - MTS WILL SUPPORT PRE-PAID, POST-PAID, AND INTERCONNECT BILLING -

RA'ANANA, ISRAEL - OCTOBER 24, 2007 - MTS - Mer Telemanagement Solutions Ltd.
(Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that it had signed another definitive agreement to provide a turn-key solution for convergent pre-paid, post-paid, and interconnect billing to a GSM carrier in Africa.

MTS will deploy a full end to end convergence solution, managing pre-paid and post-paid retail agreements, as well as wholesale, interconnect and roaming settlements on a single platform.

The implementation will include rating, billing, customer management, usage mediation, service provisioning, unified product catalogue, financial module
(A/R), credit limit monitor, partner management, roaming data, and a broad set of reports.

The implementation is planned to be completed within three calendar months.

With the selection of MTS's convergent billing, the carrier will be able to effectively manage its pre-paid and post-paid customers, bill advanced services, provide its customers with multiple payment options (credit card, bank debit, scratch cards, etc.), and effectively settle with its content and interconnect partners.

Mr. Eytan Bar, President and CEO commented: "Middle East and Africa (MEA) are among the fastest growing mobile markets and due to increasing liberalization new operators sprout. MTS's delivery time and competitive pricing are essential factors in those markets."

Mr. Bar added: "African telecommunications companies have been losing an estimated US $ 1 billion every year due to lack of a proper interconnect billing systems; MTS interconnect billing and partner management, an integral part of our solution, assist our customers to prevent that leak".

ABOUT MTS

MTS is a worldwide provider of innovative solutions for Telecommunications
Expense Management (TEM) used by Enterprises, and for Business Support Systems
(BSS) used by Information and Telecommunication Service Providers.

MTS' Telecommunications Expense Management (TEM) solutions assist and empower thousands of enterprises and organizations to make smarter choices with their telecom dollar at each stage of the service lifecycle including allocation of cost, proactive budget control, fraud detection, processing of payments, forecasting spending, and more. Our solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models.

MTS' converged solutions for Information and Telecommunication Service Providers
are successfully implemented worldwide by wireless, IPTV billing, VoIP billing, and content service providers. Our converged solutions include charging and invoicing customers, interconnect billing, and partner revenue management using pre-pay and post-pay schemes. MTS pre-configured solutions are implemented in record time and competitive prices.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Brazil and through OEM partnerships with Siemens,
Phillips, NEC and other partners. MTS' shares are traded on the NASDAQ (symbol:
MTSL). For more information please visit the MTS web site: www.mtsint.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

For further information contact:

Alon Mualem

CFO

Tel: +972-9-762-1733

Email: alon.mualem@mtsint.com